                                                        EXHIBIT 99.1


October __, 1996


To all Dun & Bradstreet Shareholders:

On October __, 1996, the Board of Directors of Dun & Bradstreet declared a dividend of shares of Cognizant Corporation and ACNielsen Corporation to achieve the reorganization of D&B, Cognizant and ACNielsen as three separate companies.

If you are a shareholder on October __, 1996, the record date for the dividend, shares in the new companies will be mailed to you automatically. For each share of Dun & Bradstreet you hold, you will receive one share of Cognizant Corporation and, for each three shares of Dun & Bradstreet you hold, you will receive one share of ACNielsen Corporation. No fractional shares of ACNielsen will be issued; instead, you will be paid for such fractional shares in cash.

Stock certificates representing your shares in the two new companies will be sent to you on November __. The D&B certificates you currently hold will represent your investment in 'new' Dun & Bradstreet.

Shares of each of the companies will trade on the New York Stock Exchange beginning in November. The symbol for 'new' Dun & Bradstreet will continue to be 'DNB'; the symbol for Cognizant will be 'CZT'; and the symbol for ACNielsen will be 'ART'.

Detailed information on the reorganization plan and the businesses of Cognizant and ACNielsen is contained in the accompanying document, which we urge you to read carefully.

The Board believes the reorganization will allow the three companies to pursue opportunities that will improve their competitive position, enhance their valuation and create wealth for shareholders.

                                        Sincerely,

                                        ------------------------------------
                                        Robert E. Weissman
                                        Chairman and Chief Executive Officer
                                        The Dun & Bradstreet Corporation